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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Forstmann            Theodore                 J.
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   (Last)               (First)                 (Middle)

   c/o Forstmann Little & Co.
   767 Fifth Avenue, 44th Floor
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                                    (Street)

   New York             New York                10153
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   (City)               (State)                 (Zip)


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2. Issuer Name AND Ticker or Trading Symbol

   McLeodUSA Incorporated; Nasdaq/NMS: MCLD
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3. IRS or Social Security Number of Reporting Person (voluntary)


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4. Statement for Month/Day/Year

   November 13, 2002
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person


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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                         2A.        3.           Disposed of (D)                 Owned Follow-  Form:     7.
                                         Deemed     Transaction  (Instr. 3, 4 and 5)             ing Reported   Direct    Nature of
                              2.         Execution  Code         ------------------------------- Transac-       (D) or    Indirect
1.                            Transac-   Date, if   (Instr. 8)                   (A)             tions(s)       Indirect  Beneficial
Title of Security             tion Date  any        ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                    (mm/dd/yy) (mm/dd/yy)  Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Class A Common Stock          11/13/02              P               25,000       A      $0.72
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Class A Common Stock          11/13/02              P               25,000       A      $0.71
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Class A Common Stock          11/13/02              P               25,000       A      $0.70    1,240,000      D
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                                                                                                 46,267,352     I         (1)
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                                                                                                 27,760,412     I         (1)
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====================================================================================================================================


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================
                                                                                                          9.
                                                                                                          Number
                                                                                                          of        10.
                                                                                                          Deriva-   Owner-
                                                                                                          tive      ship
             2.                                                                                           Securi-   Form of
             Conver-                           5.                              7.                         ties      Deriv-   11.
             sion                              Number of                       Title and Amount           Bene-     ative    Nature
             or               3A.              Derivative    6.                of Underlying     8.       ficially  Secur-   of
             Exer-            Deemed  4.       Securities    Date              Securities        Price    Owned     ity:     In-
             cise     3.      Execu-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Follow-   Direct   direct
             Price    Trans-  tion    action   or Disposed   Expiration Date   ----------------  Deriv-   ing Re-   (D) or   Bene-
1.           of       action  Date,   Code     of(D)         (Month/Day/Year)            Amount  ative    ported    In-      ficial
Title of     Deriv-   Date    if any  (Instr.  (Instr. 3,    ----------------            or      Secur-   Transac-  direct   Owner-
Derivative   ative    (Month/ (Month/ 8)       4 and 5)      Date     Expira-            Number  ity      tion(s)   (I)      ship
Security     Secur-   Day/    Day/    ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)   Year)   Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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

Explanation of Responses:

See Exhibit A attached hereto.







  /s/ Theodore J. Forstmann                                   11/14/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                           Date


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see
     Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
OMB CONTROL NUMBER.

Name and Address of Reporting Person
------------------------------------
Theodore J. Forstmann
c/o Forstmann Little & Co.
767 Fifth Avenue, 44th Floor
New York, New York 10153


Issuer Name and Ticker or Trading Symbol
----------------------------------------
McLeodUSA Incorporated; Nasdaq/NMS : MCLD
November 13, 2002


(1) As previously reported by the Reporting Person on a Statement of Changes in Beneficial Ownership on Form 4, pursuant to an Amended and Restated Purchase Agreement, dated as of January 30, 2002 (as amended on April 16, 2002), by and among McLeodUSA Incorporated (the "Issuer"), Forstmann Little & Co. Equity Partnership-VII, L.P. ("Equity-VII"), Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. ("MBO-VIII") and the other parties signatory thereto, Equity-VII and MBO-VIII purchased from the Issuer, among other securities, for an aggregate purchase price of $175 million, 74,027,764 shares of the Issuer's Class A Common Stock, of which 46,267,352 shares were issued to Equity-VII and 27,760,412 shares were issued to MBO-VIII. The Reporting Person is a general partner of FLC XXXII Partnership, L.P., which is the general partner of Equity-VII, and a general partner of FLC XXXIII Partnership, L.P., which is the general partner of MBO-VIII. The Reporting Person disclaims beneficial ownership of the securities issued to Equity-VII and MBO-VIII, except to the extent of his "pecuniary interest" (as such term is defined in Rule 16a-1 under the Securities and Exchange Act of 1934, as amended), if any, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for Section 16 purposes and for all other purposes.